Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at June 30, 2017

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2017 and 2016 - unaudited

		Three Months Ended Jun 30, 2017	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2016
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	3	299,333	247,886	603,645	494,136
Cost of sales		(215,043)	(160,937)	(429,631)	(325,603)

Gross profit	3	84,290	86,949	174,014	168,533

Selling expenses		(29,702)	(28,432)	(58,578)	(55,278)
Research and development costs		(4,050)	(3,499)	(7,983)	(7,064)
General and administrative expenses		(16,534)	(16,664)	(35,440)	(33,616)
Other operating income	4	1,917	13	2,055	1,069
Other operating expenses	4	(1,275)	(4,189)	(4,646)	(8,957)

Operating result (EBIT)		34,646	34,178	69,422	64,687

Finance income	4	6,117	4,498	18,981	12,822
Finance costs	4	(16,033)	(13,215)	(38,631)	(30,471)
Share of profit or loss of joint ventures		121	56	242	177

Financial result		(9,795)	(8,661)	(19,408)	(17,472)

Profit before income taxes		24,851	25,517	50,014	47,215

Income taxes	8	(8,033)	(9,027)	(17,358)	(17,360)

Profit for the period		16,818	16,490	32,656	29,855

Earnings per Share (EUR per share), basic		0.28	0.28	0.55	0.50
Weighted average number of ordinary shares (in thousands)		59,320	59,320	59,320	59,386
Earnings per Share (EUR per share), diluted		0.28	0.28	0.54	0.50
Weighted average number of diluted ordinary shares (in thousands)		60,460	59,775	60,462	59,841

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2017 and 2016 – unaudited

	Three Months Ended Jun 30, 2017	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k

Profit for the period	16,818	16,490	32,656	29,855

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(23,025)	6,234	(14,079)	(887)
Income tax effects	(400)	703	(198)	1,410

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains/(losses)	10,637	(4,030)	13,033	3,202
Income tax effects	(3,437)	1,303	(4,212)	(1,035)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	19	—	(963)	—
Income tax effects	(4)	—	212	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(16,210)	4,210	(6,207)	2,690

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	1,651	(4,456)	1,526	(9,120)
Income tax effects	(515)	1,437	(487)	2,963

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	1,136	(3,019)	1,039	(6,157)

Other comprehensive income, net of tax	(15,074)	1,191	(5,168)	(3,467)

Total comprehensive income, net of tax all attributable to equity holders of the parent	1,744	17,681	27,488	26,388

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at June 30, 2017 and December 31, 2016 – unaudited

		Jun 30, 2017	Dec 31, 2016
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		67,301	77,984
Property, plant and equipment		370,243	387,727
Investment in joint ventures		4,899	4,657
Other financial assets	7	1,292	2,178
Other assets		3,366	2,858
Deferred tax assets	8	46,072	60,955
		541,685	584,871
Current assets
Inventories	6	125,216	114,351
Trade receivables		202,315	190,503
Other financial assets	7	4,490	5,264
Other assets		20,262	21,985
Income tax receivables	8	3,483	7,704
Cash and cash equivalents		48,546	73,907
		404,312	413,714
		945,997	998,585

		Jun 30, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	5	(3,415)	(3,415)
Reserves		(25,521)	(47,964)
Profit for the period	3	32,656	44,626
		63,355	52,882
Non-current liabilities
Pension provisions		54,057	54,736
Other provisions		12,504	13,747
Financial liabilities	7	571,835	613,659
Other liabilities		96	425
Deferred tax liabilities	8	34,229	44,557
		672,721	727,124
Current liabilities
Other provisions		40,447	60,056
Liabilities to local banks	7	4,229	—
Trade payables		127,452	122,913
Other financial liabilities	7	4,162	5,465
Income tax liabilities	8	16,850	16,759
Other liabilities		16,781	13,386
		209,921	218,579
		945,997	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2017 and 2016 – unaudited

		Three Months Ended Jun 30, 2017	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2016
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	3	16,818	16,490	32,656	29,855

Income taxes	8	8,033	9,027	17,358	17,360

Profit before income taxes		24,851	25,517	50,014	47,215

Depreciation, amortization and impairment of intangible assets and property, plant and equipment		21,832	19,975	42,720	39,552
Other non-cash expenses		1,462	401	3,236	314
(Increase)/decrease in trade receivables		(3,867)	(6,877)	(19,291)	2,496
(Increase)/decrease in inventories	6	(2,656)	(10,352)	(14,583)	6,020
Increase in trade payables		6,189	13,138	10,535	4,269
Increase/(decrease) in provisions		(1,531)	2,582	(20,173)	(5,939)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		(4,271)	(1,796)	610	1,962
Finance income	4	(11,115)	(4,498)	(18,981)	(12,822)
Finance costs	4	21,031	13,215	38,631	30,471
Cash paid for income taxes		(8,300)	(8,550)	(11,562)	(10,702)

Cash flows from operating activities		43,625	42,755	61,156	102,836

Cash paid for the acquisition of intangible assets and property, plant and equipment		(17,053)	(14,945)	(34,388)	(38,016)

Cash flows from investing activities		(17,053)	(14,945)	(34,388)	(38,016)

Share buyback	5	—	—	—	(3,415)
Repayments of borrowings		(1,786)	(1,810)	(23,073)	(23,608)
Cash inflows related to current financial liabilities		4,602	360	10,323	360
Cash outflows related to current financial liabilities		(6,123)	(127)	(6,123)	(394)
Interest and similar expenses paid		(10,224)	(9,702)	(16,344)	(18,899)
Interest and similar income received		2,446	83	4,089	346
Dividends paid to shareholders		(10,000)	(10,000)	(20,000)	(19,994)

Cash flows from financing activities		(21,085)	(21,196)	(51,128)	(65,604)

Change in cash		5,487	6,614	(24,360)	(784)

Change in cash resulting from exchange rate differences		(2,311)	1,320	(1,001)	462
Cash and cash equivalents at the beginning of the period		45,370	57,005	73,907	65,261

Cash and cash equivalents at the end of the period		48,546	64,939	48,546	64,939

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the six months ended June 30, 2017 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	—	29,855	29,855
Other comprehensive income, net of tax	—	—	—	—	523	—	2,167	(6,157)	—	(3,467)
Total comprehensive income, net of tax	—	—	—	—	523	—	2,167	(6,157)	29,855	26,388
Dividends paid	—	—	—	(19,994)	—	—	—	—	—	(19,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	—	(3,415)
Share based payments	—	—	—	915	—	—	—	—	—	915

As at Jun 30, 2016	59,320,214	59,635	(3,415)	101,249	19,809	—	(9,236)	(19,087)	(95,375)	53,580

As at Jan 1, 2017	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882
Profit for the period	—	—		—	—	—	—	—	32,656	32,656
Other comprehensive income, net of tax	—	—		—	(14,277)	(751)	8,821	1,039	—	(5,168)
Total comprehensive income, net of tax	—	—	—	—	(14,277)	(751)	8,821	1,039	32,656	27,488
Dividends paid	—			(20,000)	—	—	—	—	—	(20,000)
Share-based payments	—	—	—	2,985	—	—	—	—	—	2,985

As at Jun 30, 2017	59,320,214	59,635	(3,415)	66,894	13,487	1	(6,410)	(18,889)	(47,948)	63,355

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at June 30, 2017

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6 Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at June 30, 2017, Orion operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as two production facilities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on August 3, 2017.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs") originated by the IASB, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended June 30, 2017 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016. The following amendments to IFRS,were adopted on January 1, 2017:

•	IAS 7 Statement of Cash Flow
As part of its disclosure initiative, the IASB published in January 2016 amendments to IAS 7 Statement of Cash Flow which requires a reconciliation of balance sheet movements for all liabilities for which cash flows are disclosed as “Cash flows from financing activities”. The adoption of the amendments has an impact on disclosure requirements for the Group for year end financial statements only.

3.	Segment information

Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is each segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.

Segment reconciliation for the three months ended June 30, 2017 and 2016:

	In EUR k			In EUR k
	For the Three Months Ended Jun 30,			For the Three Months Ended Jun 30,
	2017			2016
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	188,254	111,079	299,333	149,876	98,010	247,886
Cost of sales	(148,920)	(66,123)	(215,043)	(111,747)	(49,190)	(160,937)
Gross profit	39,334	44,956	84,290	38,129	48,820	86,949
Adjusted EBITDA	23,565	34,804	58,369	19,072	38,662	57,734
Adjusted EBITDA Margin	12.5%	31.3%	19.5%	12.7%	39.4%	23.3%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(13,247)	(8,585)	(21,832)	(13,613)	(6,362)	(19,975)
Share of profit of joint venture	(121)	—	(121)	(56)	—	(56)
Adjustment items			(1,770)			(3,525)
EBIT			34,646			34,178

Segment reconciliation for the six months ended June 30, 2017 and 2016:

	In EUR k			In EUR k
	For the Six Months Ended Jun 30,			For the Six Months Ended Jun 30,
	2017			2016
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	383,533	220,112	603,645	299,033	195,103	494,136
Cost of sales	(298,109)	(131,522)	(429,631)	(224,580)	(101,023)	(325,603)
Gross profit	85,424	88,590	174,014	74,453	94,080	168,533
Adjusted EBITDA	50,228	66,951	117,179	38,587	73,116	111,703
Adjusted EBITDA Margin	13.1%	30.4%	19.4%	12.9%	37.5%	22.6%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(26,566)	(16,154)	(42,720)	(24,809)	(14,743)	(39,552)
Share of profit of joint venture	(242)	—	(242)	(177)	—	(177)
Adjustment items			(4,795)			(7,287)
EBIT			69,422			64,687

Definition of “Adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2017	2016	2017	2016
Profit or (loss) for the period	16,818	16,490	32,656	29,855
Add back Income taxes	8,033	9,027	17,358	17,360
Profit before taxes	24,851	25,517	50,014	47,215
Add back finance costs	16,033	13,215	38,631	30,471
Add back share of profit of joint ventures	(121)	(56)	(242)	(177)
Add back other finance income	(6,117)	(4,498)	(18,981)	(12,822)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,646	34,178	69,422	64,687
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	21,832	19,975	42,720	39,552
EBITDA	56,478	54,153	112,142	104,239
Add back share of profit of joint venture	121	56	242	177
Add back restructuring expenses	289	—	667	—
Add back consulting fees related to Group strategy (1)	745	1,517	969	1,766
Add back long term incentive plan	1,462	400	2,985	915
Add back other adjustments (2)	(726)	1,608	174	4,606
Adjusted EBITDA	58,369	57,734	117,179	111,703

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments include income in the three months ended June 30, 2017 related to a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of EUR 1.3 million, primarily offset by costs in association with our EPA enforcement action of EUR 0.4 million. In addition to the real estate transfer tax reimbursement of EUR 1.3 million other adjustments in the six months ended June 30, 2017 include costs in association with our EPA enforcement action of EUR 1.2 million. Other adjustments in the three months ended June 30, 2016 primarily relate to costs of EUR 0.9 million in association with the OECQ integration and costs of EUR 0.5 million in connection with our EPA enforcement action. Other adjustments in the six months ended June 30, 2016 primarily relate to costs of EUR 2.8 million in association with our EPA enforcement action, EUR 1.1 million in connection with the OECQ integration as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.

Geographic information by legal entity

Revenues	In EUR k		In EUR k
	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2017	2016	2017	2016
Germany	123,221	100,465	241,695	195,380
United States	74,811	64,462	153,682	130,552
South Korea	52,249	46,683	109,266	96,739
Brazil	17,716	11,676	36,113	24,183
China	11,574	9,460	23,892	17,810
South Africa	10,898	8,143	22,100	15,383
Other	6,292	4,992	11,519	10,019
Rest of Europe*	2,572	2,005	5,378	4,070
Total	299,333	247,886	603,645	494,136

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Jun 30,	As at Dec 31,
	2017	2016
Germany	123,903	131,975
Sweden	67,630	67,432
Italy	60,306	61,438
Poland	40,251	40,319
Rest of Europe	3,318	3,321
Subtotal Europe	295,408	304,485

United States	69,235	85,123
South Korea	74,189	71,590
South Africa	25,813	27,684
Brazil	13,032	16,839
China	8,351	8,468
Other	28	34
Total	486,056	514,223

4.	Other operating income, other operating expenses, restructuring expenses, financial result
Other operating income increased by EUR 986k from EUR 1,069k for the six months ended June 30, 2016 to EUR 2,055k for the six months ended June 30, 2017. Other operating income for the six months ended June 30, 2017 mainly comprised of EUR 1,275k reimbursement of property tax paid. Other operating income for the six months ended June 30, 2016 mainly comprised of EUR 665k insurance reimbursement for lost sales due to a flooding in the Orange, Texas plant.
Other operating expenses decreased by EUR 4,311k from EUR 8,957k for the six months ended June 30, 2016 to EUR 4,646k for the six months ended June 30, 2017. Other operating expenses for the six months ended June 30, 2017 mainly include consulting fees, restructuring expenses and other adjustment items (EUR 3,085k) with less bearing on the underlying business. Other operating expenses for the six months ended June 30, 2016 mainly comprise of consulting fees and other adjustment items (EUR 6,372k) with less bearing on the underlying business. For further details please see Note 3 (Segment information).
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by EUR 1,936k from EUR 17,472k net finance expenses for the six months ended June 30, 2016 to EUR 19,408k net finance expenses for the six months ended June 30, 2017. The decrease is mainly due to unfavorable FX-Effects partly offset from savings in interest expenses due to repricing and voluntary repayments of existing term loans in December 2015, January 2016 and July 2016.

The table below presents a breakdown of financial result for the six months ended June 30, 2017 and 2016:

Financial Result	EUR k
	For the Six Months Ended Jun 30,
	2017	2016
Interest expense on term loans	(11,473)	(16,157)
Amortization of transaction costs	(2,250)	(1,797)
Bank commitment charges	(566)	(695)
Interest income	750	346
Interest on non-current provisions	(901)	(563)
Other interest expense, net	(2,645)	(2,785)
Total net interest expenses	(17,085)	(21,651)
Gains from foreign currency revaluation	18,231	12,476
Losses from foreign currency revaluation	(20,796)	(8,373)
Net foreign currency revaluation impact	(2,565)	4,103
Bank guarantee expense	—	(101)
Share of profit of joint ventures	242	177
Financial Result	(19,408)	(17,472)
:

5.	Share-based compensation
On July 31, 2015, the Company established the Long Term Incentive Plan ("LTIP" or the "2015 Plan") providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). It is intended that vested PSUs will be settled in Company's stock. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms as compared to the 2015 Plan. The following table details the costs incurred with respect to the 2015 Plan and 2016 Plan.

	EUR k
	For the Six Months Ended Jun 30,
	2017	2016
Expense arising from equity-settled share based payment transactions (2015 Plan)	1,167	915
Expense arising from equity-settled share based payment transactions (2016 Plan)	1,818	—
Total share based compensation expenses	2,985	915

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year:

	2015 Plan		2016 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs
	For the Six Months Ended Jun 30,		For the Six Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2017	2016	2017	2016	2017	2016
Outstanding at January 1	454,959	463,830	690,279	—	1,145,238	463,830
Granted during the period	—	—	—	—	—	—
Forfeited during the period	(1,515)	(8,871)	(4,241)	—	(5,756)	(8,871)
Exercised during the period	—	—	—	—	—	—
Outstanding as at June 30	453,444	454,959	686,038	—	1,139,482	454,959
The following table lists the inputs to the model used for the 2015 Plan and the 2016 Plan:

	2015 Plan	2016 Plan
Dividend Yield (%)	2.14	2.23
Expected Volatility OEC (%)	25.16	32.07
Expected Volatility Peer Group (%)	13.90	18.12
Correlation	0.5234	0.4952
Risk-free interest rate (%)	0.90	0.76
Model used	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.155	15.175

6.    Inventories
The impairment allowance as of June 30, 2017 and June 30, 2016, respectively, amounted to EUR 4,364k and EUR 2,375k and developed as follows:

	In EUR k
	2017	2016
As at January 1,	4,208	3,399
Addition	2,609	1,762
Utilization	(1,773)	(2,749)
Release	(680)	(37)
As at June 30,	4,364	2,375

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at June 30, 2017 and December 31, 2016:

	In EUR k as at
	Jun 30, 2017			Dec 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	1,751	—	—	2,826	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	1,854	—	—	863	—
Liabilities for which fair values are disclosed
Term loan	—	586,335	—	—	630,581	—
The receivables from derivatives of EUR 1,751k and EUR 2,826k as at June 30, 2017 and December 31, 2016, respectively, are presented in other non-current financial assets with an amount of EUR 409k and EUR 1,227k as at June 30, 2017 and December 31, 2016, respectively, and other current financial assets with an amount of EUR 1,342k and EUR 1,599k as at June 30, 2017 and December 31, 2016, respectively. The liabilities from derivatives of EUR 1,854k and EUR 863k as at June 30, 2017 and December 31, 2016, respectively, are presented in other non-current financial liabilities with an amount of EUR 1,696k and EUR 0k as at June 30, 2017 and December 31, 2016, respectively, and other current financial liabilities with an amount of 158k and 0k as at June 30, 2017 and December 31, 2016, respectively. Those derivatives are solely used to hedge the on balance sheet payables and receivables, interest rate payments on the term loan and commodity price risks for sales to a specific customer as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015, US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of June 30, 2017 of the Group's affiliated U.S. subsidiaries. The amount accounted for in other comprehensive income for the net investment hedge was EUR 13,033k in the six months ended June 30, 2017 and EUR 3,202k in the six months ended June 30, 2016.
The Euro-equivalent of the USD-denominated term loan decreased during the first six months of 2017 from EUR 285,559k to EUR 254,307k due to a regular repayment of 0.5% of the initial principal amount, voluntary repayment of USD 9.0 million and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first six months of 2017 from EUR 345,023k to EUR 332,028k due to a regular repayment of 0.5% of the initial principal amount and EUR 11.0 million voluntary repayment.
The Euro-equivalent of the USD-denominated term loan decreased during the first six months of 2016 from EUR 299,980k to EUR 292,557k due to a regular repayment of 0.5% of the initial principal amount and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first six months of 2016 from EUR 369,013k to EUR 347,018k due to a regular repayment of 0.5% of the initial principal amount and EUR 20.0 million voluntary repayment.
On May 30, 2017, the Company entered into an amendment (the “Amendment”) to the Credit Agreement (the “Credit Agreement”) originally dated as of July 25, 2014, among the Company and certain of its subsidiaries, as Borrowers or Guarantors, the Lenders from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders. The Amendment relates to the revolving credit facility provided by the Credit Agreement. The Amendment (i) reduces the commitment fee paid on the unused commitments from 40% of the Applicable Rate (as defined in the Credit Agreement) to 35% of the Applicable Rate, (ii) extends the maturity date for the revolving credit facility to April 25, 2021 and (iii) increases the aggregate amount of revolving credit commitments to €175 million. All other terms of the Credit Agreement remain substantially unchanged. The Amendment became effective on May 31, 2017.
As of June 30, 2017 bank overdraft of current accounts of EUR 4,229k where shown as short term debt from banks.

8.    Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 7,704k at December 31, 2016 to EUR 3,483k at June 30, 2017 due to tax refunds received from tax authorities. Income tax liabilities remained stable (EUR 16,759k at December 31, 2016 and EUR 16,850k at June 30, 2017).
Income taxes in the six months ended June 30, 2017 amounted to EUR 17,358k compared to EUR 17,360k in the six months ended June 30, 2016, reflecting profit in these periods.
The effective tax rate of 34.7% for the six months ended June 30, 2017 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Korean subsidiary. The tax effect for the six months ended June 30, 2016 was 3.3% and the impact of this first quarter event will have a reduced effect on the annual effective tax rate over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 5.9%. Offsetting these unfavorable impacts by 1.6% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, and Sweden resulted in a further 3.3% decrease. The remaining difference primarily relates to foreign tax rate differentials of favorable 1.9%.
The effective tax rate of 36.8% for the six months ended June 30, 2016 deviated from the expected group rate of 32% in part due to non-creditable withholding taxes on tax exempt dividends received in the first quarter of 2016 from the Group's Korean subsidiary. The tax effect of for the six months ended June 30, 2016 was 3.4% and the impact of this first quarter event will have a reduced effect on the annual effective tax rate over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 5.4%. Offsetting these unfavorable impacts by 1.1% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden also resulted in a favorable impact of 0.5%. The remaining difference primarily relates to foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Jun 30,	As at Dec 31,
Maturity	2017	2016
Less than one year	132,688	147,857
1 to 5 years	131,594	227,074
More than 5 years	16,573	38,435

Total	280,855	413,366

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and amongst other things have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The last draft of a Consent Decree was received from the EPA in July 2017, and a meeting took place at the beginning of August 2017. As long as the Company and EPA continue to consider settlement a possibility to resolve the NOVs, the Company currently expects that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement or the EPA decides that the negotiations on a potential settlement should no longer be pursued as such, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company has and is continuing as necessary to examine the technological solutions to reach various emission reduction levels in the U.S. facilities of the Company. Although we have made progress in assessing the cost of these solutions based on the various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals, these estimates of cost will remain uncertain until a settlement were to be finally reached. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

The Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. None of the Company’s other U.S. competitors have announced settlements with the U.S. government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions is uncertain , the Company believes that a potential settlement with the EPA, if reached, would likely involve costs and expenditures similar in nature to those announced by Cabot and Continental as noted above; although it would generally be expected that the amounts would be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of the facilities concerned as well as other factors. Were we to install, at our U.S. facilities, pollution controls generally comparable to the scope Cabot and Continental have indicated they are installing under their settlements, we currently believe that the aggregated capital costs for us could be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of approximately up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain. In particular, technology solutions we might choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently to what we currently estimate. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.35 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until all significant open issues are adequately addressed, and accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

10.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.
Senningerberg (Municipality of Niederanven), August 3, 2017
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the quarter and six months ended June 30, 2017 and 2016 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report on Form 20-F for the year ended December 31, 2016 (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Due to rounding, numbers presented below may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
The non-IFRS measure Net Working Capital is discussed below.

Results of Operations and Segment Discussion
Revenue
Revenue increased by €51.4 million, or 20.8%, from €247.9 million (€98.0 million in our Specialty Carbon Black segment and €149.9 million in our Rubber Carbon Black segment) in the second quarter of 2016 to €299.3 million (€111.1 million in our Specialty Carbon Black segment and €188.3 million in our Rubber Carbon Black segment) in the second quarter of 2017, reflecting mainly the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock. Improvements in price and mix were offset by lower volumes.

Revenue increased by €109.5 million, or 22.2%, from €494.1 million (€195.1 million in our Specialty Carbon Black segment and €299.0 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016 to €603.6 million (€220.1 million in our Specialty Carbon Black segment and €383.5 million in our Rubber Carbon Black segment) for the six months ended June 30, 2017. This revenue increase was primarily due to sales price increases resulting from pass through of higher feedstock costs, foreign exchange translation effects and certain base price increases, offset partly by lower volumes.
Total volume decreased by 25.8 kmt overall, or 8.8%, from 292.4 kmt (63.4 kmt in our Specialty Carbon Black Segment and 229.0 kmt in our Rubber Carbon Black segment) in the second quarter of 2016 to 266.6 kmt (65.3 kmt in our Specialty Carbon Black segment and 201.3 kmt in our Rubber Carbon Black segment) in the second quarter of 2017. This 8.8% decrease reflected stronger volumes in the Specialty Carbon Black business, offset by lower Rubber Carbon Black volumes in part as a result of the closure of our manufacturing facility in France, a prolonged maintenance turnaround on one of our facilities in the US and the earlier referenced conversion of rubber capacity in Korea to specialty production.
Total volume decreased by 28.5 kmt, or 5.0%, from 570.2 kmt (122.6 kmt in our Specialty Carbon Black Segment and 447.7 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2016 to 541.7 kmt (132.3 kmt in our Specialty Carbon Black segment and 409.4 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2017. While Specialty Carbon Black saw strong growth, volumes in the Rubber Carbon Black segment decreased in part as a result of the closure of our manufacturing facility in France, a prolonged maintenance turnaround on one of our facilities in the US and the earlier referenced conversion of rubber capacity in Korea to specialty production.
Cost of Sales and Gross Profit
Cost of sales increased by €54.1 million, or 33.6%, from €160.9 million (€49.2 million in our Specialty Carbon Black segment and €111.7 million in our Rubber Carbon Black segment) in the second quarter of 2016 to €215.0 million (€66.1 million in our Specialty Carbon Black segment and €148.9 million in our Rubber Carbon Black segment) in the second quarter of 2017. This increase in cost of sales relates primarily to the impact of higher oil prices of our feedstock costs and to a lesser extent due to unfavorable feedstock differentials, offset in part by effects from lower volumes.
Cost of sales increased by €104.0 million, or 32.0%, from €325.6 million (€101.0 million in our Specialty Carbon Black segment and €224.6 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016 to €429.6 million (€131.5 million in our Specialty Carbon Black segment and €298.1 million in our Rubber Carbon Black segment) for the six months ended June 30, 2017. This increase in cost of sales relates primarily to the impact of higher oil prices of our feedstock costs and to a lesser extent due to foreign exchange translation effects and unfavorable feedstock differentials, offset in part by effects from lower volumes.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit decreased by €2.7 million, or 3.1%, from €86.9 million (€48.8 million in our Specialty Carbon Black segment and €38.1 million in our Rubber Carbon Black segment) in the second quarter of 2016 to €84.3 million (€45.0 million in our Specialty Carbon Black segment and €39.3 million in our Rubber Carbon Black segment) in the second quarter of 2017.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased from €168.5 million (€94.1 million in our Specialty Carbon Black segment and €74.5 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016 to €174.0 million (€88.6 million in our Specialty Carbon Black segment and €85.4 million in our Rubber Carbon Black segment) for the six months ended June 30, 2017.
Selling Expenses
Selling and marketing expenses increased by €1.3 million from €28.4 million in the second quarter of 2016 to €29.7 million in the second quarter of 2017. This increase was in part due to increased salaries and general cost increases.

Selling and marketing expenses increased by €3.3 million from €55.3 million in the first half of 2016 to €58.6 million in the first half of 2017. This increase was in part due to increased salaries including variable compensation and general cost increases.
Research and Development Costs
Research and development costs increased by €0.6 million from €3.5 million in the second quarter of 2016 to €4.1 million in the second quarter of 2017. This change mainly reflects the timing of expenditures for individual development programs.
Research and development costs increased slightly by €0.9 million from €7.1 million in the first half of 2016 to €8.0 million in the first half of 2017.
General Administrative Expenses
General administrative expenses decreased slightly by €0.2 million from €16.7 million in the second quarter of 2016 to €16.5 million in the second quarter of 2017.
General administrative expenses increased by €1.8 million from €33.6 million in the in the first half of 2016 to €35.4 million in the first half of 2017, mainly as a result of inflationary increases.
Other Operating Income and Expenses
Other operating income and expenses, net turned positive from a net expense of €4.2 million in the second quarter of 2016 to a net income of €0.6 million in the second quarter of 2017, mainly as a result of a reimbursement following a successful objection against a reassessed real estate transfer tax in Germany of EUR 1.3 million as well as a reduction in certain other expenses with less bearing on the companies core business.
Other operating income and expenses, net improved by €5.3 million from a net expense of €7.9 million in the first half of 2016 to a net expense of €2.6 million in the first half of 2017, mainly as a result of a reimbursement following a successful objection against a reassessed real estate transfer tax in Germany of EUR 1.3 million as well as a reduction in certain other expenses with less bearing on the companies core business.
Operating Result (EBIT)
Operating result increased by €0.4 million, or 1.4%, from €34.2 million in second quarter of 2016 to €34.6 million in the second quarter of 2017 reflecting the effects discussed above.
Operating result increased by €4.7 million, or 7.3%, from €64.7 million in the first half of 2016 to €69.4 million in the first half of 2017 reflecting the effects discussed above.
Finance Costs, Net
Finance costs, net (comprising finance income less finance cost) increased by €1.2 million from a finance cost, net of €8.7 million in the second quarter of 2016 to a finance cost, net of €9.9 million in the second quarter of 2017 reflecting, in particular, foreign exchange gains in the second quarter of 2016 compared to foreign exchange losses for the second quarter of 2017. Favorable impacts resulting from repricing of our Term Loan at the beginning of the second quarter were more than offset by the unfavorable foreign exchange rate impacts quarter over quarter. During the second quarter of 2017 we incurred net foreign currency exchange losses of €1.8 million while we saw a net foreign currency gain of €0.8 million in same quarter of last year. Interest expenses decreased from €9.5 million in the second quarter of 2016 to €8.4 million the second quarter of 2017.
Finance costs, net (comprising finance income less finance cost) increased by €2.1 million from a finance cost, net of €17.6 million in the first half of 2016 to a finance cost, net of €19.7 million in the first half of 2017 reflecting, in particular, foreign exchange gains in the first half of 2016 compared to foreign exchange losses in the first half of 2017. Favorable impacts resulting from our voluntary debt repayment in first quarter of 2017 and the repricing of our Term Loan at the beginning of the second quarter were more than offset by the unfavorable foreign exchange rate impacts year over year. During the first half of 2017 we incurred net foreign currency exchange losses of €2.6 million while we saw a net foreign currency gain of €4.1 million in the first half of 2016. Interest expenses decreased from €21.7 million in the first half of 2016 to €17.1 million the second quarter of 2017.

Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at €0.1 million in the second quarter of 2017 compared to the second quarter of 2016.
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at €0.2 million in the first half of 2017 compared to €0.2 million in the first half of 2016.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture decreased by €1.1 million, or 13.1%, from a net expense of €8.7 million in the second quarter of 2016 to a net expense of €9.8 million in the second quarter of 2017, reflecting the factors discussed above.
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture decreased by €1.9 million, or 11.1%, from a net expense of €17.5 million in the first half of 2016 to a net expense of €19.4 million in the first half of 2017, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the second quarter of 2017 amounted to €24.9 million compared to a profit of €25.5 million in the second quarter of 2016, reflecting the factors described above.
Profit before income taxes for the first half of 2017 amounted to €50.0 million compared to a profit of €47.2 million in the first half of 2016, reflecting the factors described above.
Income Taxes
Income taxes in the second quarter of 2017 amounted to €8.0 million compared to €9.0 million in the second quarter of 2016 reflecting the profits in these periods.
Income taxes in the first half of 2017 amounted to €17.4 million compared to €17.4 million in the first half of 2016 reflecting profit in these periods. For discussion of the effects on our effective tax rate of 34.7% for the first half of 2017 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the second quarter of 2017 amounted to €16.8 million, a €0.3 million increase from the €16.5 million profit in the second quarter of 2016, reflecting the effects of the items discussed above.
Profit for the first half of 2017 amounted to €32.7 million, and increased by €2.8 million from the €29.9 million in the first half of 2016, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin decreased by €3.5 million, or 2.9%, from €121.4 million in the second quarter of 2016 to €117.9 million in the second quarter of 2017, reflecting the impact of lower volumes and the continued impact of negative feedstock differentials among other factors.
Contribution margin increased by €4.3 million, or 1.8%, from €235.6 million in the first half of 2016 to €239.9 million in the first half of 2017, while increased contribution margin in the first quarter of 2017 compensated the decrease in second quarter of 2017.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €0.7 million, or 1.1%, to €58.4 million in the second quarter of 2017 compared to €57.7 million in the second quarter of 2016, reflecting the improvements in our cost structure.
Adjusted EBITDA increased by €5.5 million, or 4.9%, to €117.2 million in the first half of 2017 compared to €111.7 million in the first half of 2016, which reflecting essentially the development of gross profit discussed above.

Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by €13.1 million, or 13.3%, from €98.0 million in the second quarter of 2016 to €111.1 million in the second quarter of 2017, which reflects the pass through of higher feedstock costs, volume growth, and a stronger mix.
Volume of the Specialty Carbon Black segment increased by 1.9 kmt, or 2.9%, from 63.4 kmt in the second quarter of 2016 to 65.3 kmt in the second quarter of 2017, mainly as a result of strong growth in Europe and the extension of sales of Specialty products from our facility in Qingdao, China ("OECQ"). The Specialty business continues to benefit from increased global demand and further penetration of markets, with all segments showing strength.
Gross profit of the Specialty Carbon Black segment decreased by €3.8 million, or 7.9%, from €48.8 million in the second quarter of 2016 to €45.0 million in the second quarter of 2017, reflecting higher raw material costs partially offset by stronger volumes and a favorable product mix.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by €3.9 million, or 10.0%, from €38.7 million in the second quarter of 2016 to €34.8 million in the second quarter of 2017 reflecting the development of gross profit. Adjusted EBITDA margin in the second quarter of 2017 was 31.3% compared to 39.4% in the second quarter of 2016.
Revenue of the Specialty Carbon Black segment increased by €25.0 million, or 12.8%, from €195.1 million in the first half of 2016 to €220.1 million in the first half of 2017, which reflects volume growth, stronger mix and the pass through of higher feedstock costs.
Volume of the Specialty Carbon Black segment increased by 9.6 kmt, or 7.9%, from 122.6 kmt in the first half of 2016 to 132.3 kmt in the first half of 2017, reflecting increased demand in particular in Europe and America.
Gross profit of the Specialty Carbon Black segment decreased by €5.5 million, or 5.8%, from €94.1 million in the first half of 2016 to €88.6 million in the first half of 2017, reflecting higher fixed costs associated with the mix of volumes sold and in part to the time lag in adjusting product prices to reflect higher feedstock costs.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by €6.1 million, or 8.4%, from €73.1 million in the first half of 2016 to €67.0 million in the first half of 2017 reflecting the development of gross profit.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment increased by €38.4 million, or 25.6%, from €149.9 million in the second quarter of 2016 to €188.3 million in the second quarter of 2017, despite the volume decline as a result of the pass through of higher feedstock costs to customers on indexed price agreements, favorable foreign exchange impacts and some pricing improvements.
Volume for the Rubber Carbon Black segment decreased by 27.7 kmt, or 12.1%, from 229.0 kmt in the second quarter of 2016 to 201.3 kmt in the second quarter of 2017, largely as a result of the closure of the production facility in France, an extended maintenance period at one of our US facilities and the allocation of rubber capacity to specialty in Asia.
Gross profit of the Rubber Carbon Black segment increased by €1.2 million, or 3.2%, from €38.1 million in the second quarter of 2016 to €39.3 million in the second quarter of 2017 as a result of improved margins and operational cost efficiency.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €4.5 million, or 23.6%, from €19.1 million in the second quarter of 2016 to €23.6 million in the second quarter of 2017, reflecting the development of Gross Profit and improvement in selling, general & administration costs. Also Adjusted EBITDA increased, our Adjusted EBITDA margin declined to 12.5% in the second quarter of 2017 compared to 12.7%, in part as a result of function of increasing revenues due to pass through of higher feedstock costs.
Revenue of the Rubber Carbon Black segment increased by €84.5 million, or 28.3%, from €299.0 million in the first half of 2016 to €383.5 million in the first half of 2017, despite the volume decline as a result of the pass through of higher feedstock costs to customers on indexed price agreements.
Volume for the Rubber Carbon Black segment decreased by 38.3 kmt, or 8.6%, from 447.7 kmt in the first half of 2016 to 409.4 kmt in the first half of 2017, largely as a result of the closure of the production facility in France, a shift to higher margin technical rubber or specialty grades and a prolonged maintenance turnaround in one of our US plants.

Gross profit of the Rubber Carbon Black segment increased by €10.9 million, or 14.7%, from €74.5 million in the first half of 2016 to €85.4 million in the first half of 2017 as a result of improved margins and operational cost efficiency.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €11.6 million, or 30.2%, from €38.6 million in the first half of 2016 to €50.2 million in the first half of 2017, essentially reflecting the development of gross profit and improvement in selling, general and administration costs. Our Adjusted EBITDA margin increased to 13.1% in the first half of 2017 compared to 12.9% in the first half of 2016.
Liquidity and Capital Resources

	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2017 in million EUR	2016 in million EUR	2017 in million EUR	2016 in million EUR
Cash flows from operating activities	43.6	42.8	61.2	102.8
Cash flows used in investing activities	(17.1)	(14.9)	(34.4)	(38.0)
Cash flows used in financing activities	(21.1)	(21.2)	(51.1)	(65.6)

Change in cash	5.4	6.7	(24.4)	(0.8)

Cash and cash equivalents at the end of the period	48.5	64.9	48.5	64.9
Second Quarter of 2017 Cash Flows
Cash inflows from operating activities in the second quarter of 2017 amounted to €43.6 million, consisting of a consolidated profit for the period of €16.8 million, adjusted for depreciation, amortization and impairment of property, plant and equipment of €21.8 million, exclusion of net finance cost of €9.9 million, and a cash decrease in net working capital of €0.3 million. Net working capital totaled €200.1 million at June 30, 2017, compared to €211.9 million as at March 31, 2017 and reflects €9.6 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the second quarter of 2017 amounted to €17.1 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the second quarter of 2017 amounted to €21.1 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments for our term loan facilities of €10.2 million and regular debt repayment of €1.8 million.
Second Quarter of 2016 Cash Flows
Cash inflows from operating activities in the second quarter of 2016 amounted to €42.8 million, consisting of a consolidated profit for the period of €16.5 million, adjusted for depreciation and amortization of €20.0 million, exclusion of net finance cost of €8.7 million, and a cash decrease in net working capital of €4.1 million. Net working capital totaled €181.4 million at June 30, 2016, compared to €172.3 million as at March 31, 2016 and reflects €2.2 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the second quarter of 2016 amounted to €14.9 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the second quarter of 2016 amounted to €21.2 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments of €9.7 million and regular debt repayment of €1.8 million.
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First half of 2017 Cash Flows
Cash inflows from operating activities in the first half of 2017 amounted to €61.2 million, consisting of a consolidated profit for the period of €32.7 million, adjusted for depreciation and amortization of €42.7 million, exclusion of net finance cost of €19.7 million, and a cash decrease in net working capital of €23.3 million. Net working capital totaled €200.1 million at June 30, 2017, compared to €181.9 million as at December 31, 2016 and reflects €8.8 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the first half of 2017 were basically in line with expectation for the full year 2017 and amounted to €34.4 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first half of 2017 amounted to €51.1 million, comprised primarily of dividend payments of €20.0 million, our regular interest payments for our term loan facilities of €16.3 million and a €19.5 million voluntary debt repayment.
First half of 2016 Cash Flows
Cash inflows from operating activities in the first half of 2016 amounted to €102.8 million, consisting of a consolidated profit for the period of €29.9 million, adjusted for depreciation and amortization of €39.6 million, exclusion of net finance cost of €17.6 million, and a cash increase in net working capital of €12.8 million. Net working capital totaled €181.4 million at June 30, 2016, compared to €183.0 million as at December 31, 2015 and reflects €1.1 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the first half of 2016 amounted to €38.0 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the first half of 2016 amounted to €65.6 million, comprised primarily a voluntary debt repayment of € 20.0 million, a dividend payment of €20.0 million, our regular interest payments of €18.9 million and regular debt repayment of €3.6 million.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	in million EUR	in million EUR	in million EUR
Inventories	125.2	127.6	114.4
Trade receivables	202.3	207.5	190.5
Trade payables	(127.5)	(123.2)	(122.9)

Net Working Capital	200.1	211.9	181.9
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2016 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19-21 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of June 30, 2017, Net Working Capital decreased to €200.1 million compared to €211.9 million as of March 31, 2017.